IN ACCORDANCE WITH RULES 101 AND 311 OF REGULATION S-T, EXHIBIT A-1, EXHIBIT E-1 AND EXHIBIT E-2 TO REGISTRANT'S FORM U5B ARE BEING FILED IN PAPER

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LG&E ENERGY LLC
(Exact Name of Registrant as Specified in Charter)

0001136808
(Registrant CIK Number)

Form U5B
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)

030-00362
(SEC File Number if Available)

Not Applicable
(Name of Person Filing the Document (if Other Than the Registrant))

Filed under cover of this Form SE are Exhibit A-1, Exhibit E-1 and Exhibit E-2 to Registrant's Form U5B.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this Form SE to be signed on its behalf by the undersigned thereunto duly authorized.

LG&E ENERGY LLC

By: ______________________
Name: John R. McCall
Title: Executive Vice President, General Counsel and Secretary

Date: March 29, 2004

INDEX OF EXHIBITS

Exhibit No.	Description
A-1	Corporate chart of LG&E Energy LLC
E-1	Map of Electric Service Areas in Kentucky
E-2	Map of Kentucky Gas Distribution Systems

EXHIBIT A-1

Corporate chart of LG&E Energy LLC

US Corporate Organizational Chart

December 2003


E.On US
Investments Corp.
LG&E Energy LLC
E.On North America Inc.
EKY Corp.
Fidelia Inc.
(own 49.25%)
Veba Oil Supply &
Trading, Inc. (1)
Veba Electronics LLC (2)
Louisville Gas &
Electric Company
Public Utility
Kentucky Utilities
Company
Public Utility
(Acq. 5/4/98)
LG&E Capital Corp.
Non-Utility
Holding Company
LG&E Energy
Marketing Inc.
LG&E Energy
Foundation Inc.
(Non-Profit)
LG&E Energy
Services Inc.
LG&E Energy
Settlements Inc.
LG&E
Receivables
LLC
Lexington Utility
Company
(Inactive)
KU
Receivables
LLC

(1) May move this under Fidelia

(2) To be moved under Fidelia along with 35M of NOL's

Corporate Tax Department
PowerPoint: S:\NewTaxshare.shr\ORG(US)December 2003.ppt

LG&E Capital Corp.
December 2003



LG&E Capital Corp.
WKE Corp.
FSF Minerals Inc. (Owns P&M Reserves)
LG&E Credit Corp.
LG&E Power Inc. (f/k/a Hadson Corporation) (f/k/a LG&E Natural Inc.)
See attached for LG&E Power Inc. Organizational Chart
LG&E Energy Privatization Services Inc.
LG&E Home Services Inc.
LG&E International Inc.
KUCC Grimes Corp.
KU Solutions Corp.
WKE Station Two Inc.
Western Kentucky Energy Corp.
WKE Facilities Corp.
LCC LLC
FCD LLC
Excalibur Development LLC
LG&E Power Argentina I Inc.
Distribuidora de Gas del Centro (own 7.65%)
Inversora de Gas del Centro S.A. (own 75%)
Distribuidora de Gas del Centro (own 51%)
LG&E Power Spain Inc.
K.W. Tarifa (own 45.9%)
LG&E Power Argentina II Inc.
LG&E Centro S.A. (own 10%)
LG&E Centro S.A. (owns 90%)
LG&E Power Services LLC
LG&E Power Argentina III LLC
Serviconfort (own 28%)
Gas Natural SDG Argentina S.A. (own 28%) (Class B Ownership)
Invergas S.A. (own 28%)
Inversora de Gas Cuyana S.A. (own 24%)
Distribuidora de Gas Cuyana (own 2.16%)
Gas Natural Ban (own 70%)
Distribuidora de Gas Cuyana (own 51%)
LG&E Mendoza Services, Inc.
LG&E Power Venezuela I Inc.

Corporate Tax Department
PowerPoint: S:\NewTaxshare.shr\ORG(US)December 2003.ppt

LG&E Power Inc.
December 2003



LG&E Power Inc.
(f/k/a Hadson Corporation)
(f/k/a LG&E Natural Inc.)
HD Energy Corporation
Airborne
LG&E Pwr. Dev. Inc.
American Power Incorporated (EM Interest)
LG&E Pwr. Operations Inc.
LG&E Power Gregory I (fka NMESCO Fuels, Inc.)
LG&E Power Gregory II
LG&E Power Gregory III
LG&E Power Gregory IV
LG&E Power 5 Incorporated
LG&E Power 16 Incorporated
LG&E Power Roanoke Incorporated
LG&E Power 21 Incorporated
LG&E Power 21 Wind Incorporated
LG&E Power 31 Incorporated
LG&E Power 31 Wind Incorporated
Llano Gathering Inc.
Llano Storage Inc.
LG&E Minor Facilities
Power Tex Parent Inc.
LG&E Crown Inc.,

Corporate Tax Department
PowerPoint: S:\NewTaxshare.shr\ORG(US)December 2003.ppt

EXHIBIT E-1

Map of Electric Service Areas in Kentucky

Electric Service Areas in Kentucky


PSC Regulated Rural Electric Utilities
Big Sandy RECC
Blue Grass Energy Cooperative
Clark Energy Cooperative
Cumberland Valley Electric
Farmers RECC
Fleming-Mason Energy Cooperative
Grayson RECC
Inter-County Energy Cooperative
Jackson Energy Cooperative
Jackson Purchase Energy Corporation
Kenergy Corporation
Licking Valley RECC
Meade County RECC
Nolin RECC
Owen Electric Cooperative
Salt River Electric Cooperative
Shelby Energy Cooperative
South Kentucky RECC
Taylor County RECC
PSC Regulated Investor Owned Utilities
American Electric Power (AEP)
Berea College Utilities
Kentucky Utilities Company (KU)
Louisville Gas and Electric Company (LG&E)
Union Light, Heat, and Power Company (ULH&P)
TVA Regulated Utilities
Hickman-Fulton Counties RECC
Pennyrile RECC
Tri-County REMC
Warren RECC
TVA West Kentucky RECC
Multi-Service Areas
Jackson Energy Cooperative & KU
Meade County RECC & LG&E
Municipal Utilities
Boone
Ken-ton
Camp-bell
Gallatin
Grant
Pendleton
Bracken
Mason
Lewis
Greenup
Boyd
Carroll
Trimble
Owen
Henry
Oldham
Harrison
Robert-son
Nicholas
Fleming
Carter
Franklin
Scott
Bourbon
Bath
Rowan
Elliott
Lawrence
Jefferson
Shelby
Fayette
Mont-gomery
Menifee
Morgan
Johnson
Martin
Spencer
Anderson
Wood-ford
Jessamine
Clark
Powell
Wolfe
Magoffin
Floyd
Pike
Bullitt
Nelson
Wash-ington
Mercer
Madison
Estill
Lee
Breathitt
Meade
Hardin
Boyle
Gar-rard
Marion
Larue
Lincoln
Jackson
Owsley
Knott
Perry
Hancock
Breckinridge
Henderson
Daviess
Union
Webster
McLean
Ohio
Grayson
Crittenden
Livingston
Caldwell
Hopkins
Muhlenberg
Butler
Edmonson
Hart
Green
Taylor
Casey
Rockcastle
Clay
Leslie
Letcher
Ballard
McCracken
Marshall
Lyon
Christian
Todd
Logan
Warren
Barren
Metcalfe
Adair
Russell
Pulaski
Laurel
Knox
Harlan
Carlisle
Graves
Trigg
Simpson
Allen
Monroe
Cumberland
Clinton
Wayne
McCreary
Whitley
Bell
Hickman
Calloway
Fulton
0 10 20 30 40 50 Miles
Kentucky Public Service Commission
January 24, 2002

The electric service areas are compiled from certified territory maps on file with the Commission. These are legal documents which define the retail service area of electric suppliers regulated by the Commission (Kentucky Statute 278.017). Kentucky has 30 municipal systems which the PSC does *not regulate. Their boundaries were derived from the PSC's certified territory maps,* or from boundaries submitted for informational purposes by the municipal utility. If the municipal service area's boundaries were unknown, a circle was placed around the urbanized area.

Kentucky Public Service Commission
January 24, 2002

EXHIBIT E-2

Map of Kentucky Gas Distribution Systems


Kentucky
Gas Distribution Systems
PSC Regulated Gas Distribution Systems
An entire county is colored, even though only part of the county may be serviced by a particular gas utility company.
Bluegrass Gas Sales, Inc.
Bright's Propane Service Co.
Burkesville Gas Co.
CitiPower, L.L.C.
Dema Gas Co., Inc.
Elam Utility Co., Inc.
GASCO Distribution Systems, Inc.
Hazel, Kentucky Gas System
Johnson County Gas Co., Inc.
Kentucky-Ohio Gas Acquisition Corp.
Millennium Energy, Inc.
Orbit Gas Co., Inc.
Public Gas Co., Inc.
Richardsville Gas Co., Inc.
Sentra Corp.
Stepp Branch Gas Co.
The Union Light Heat & Power Co.
Valley Gas, Inc.
Western Lewis-Rectorville Water & Gas District
Columbia Gas of Kentucky, Inc.
Delta Natural Gas Co., Inc.
Equitable Gas Co.
Louisville Gas and Electric Co.
Western Kentucky Gas Co.
City-Owned Gas Distribution Systems
The circle encompasses the incorporated boundaries of the municipality. The actual area of service may be entirely within or extend beyond the city limits. City-owned gas utilities are subject to safety regulation only by the PSC.
Multiple PSC regulated gas distribution systems in addition to the ones symbolized on the map. A detailed list follows:
Floyd County:
Auxier Road Gas Co., Inc.
B & H Gas Co.
Cow Creek Gas, Inc.
East Kentucky Utilities, Inc.
Martin Gas, Inc.
Mike Little Gas Co., Inc.
Slick Rock Gas Co.
Magoffin County:
B.T.U. Gas Co., Inc.
Sigma Gas Co., Inc.
Pike County:
Belfry Gas, Inc.
Zebulon Gas Association
List of companies providing service to particular counties is derived from the most recent 1999 Annual Report submitted to the Public Service Commission.
0 10 20 30 40 50 Miles
Kentucky Public Service Commission
November 22, 2000
Boone
Kenton
Campbell
Gallatin
Carroll
Trimble
Grant
Pendleton
Bracken
Mason
Lewis
Greenup
Boyd
Owen
Henry
Oldham
Robertson
Harrison
Nicholas
Fleming
Carter
Jefferson
Shelby
Franklin
Scott
Bourbon
Bath
Rowan
Elliott
Lawrence
Spencer
Anderson
Woodford
Fayette
Montgomery
Menifee
Morgan
Johnson
Martin
Meade
Bullitt
Nelson
Clark
Powell
Wolfe
Magoffin
Henderson
Daviess
Hancock
Breckinridge
Jessamine
Mercer
Washington
Madison
Estill
Union
Hardin
Boyle
Garrard
Lee
Breathitt
Floyd
Pike
Webster
McLean
Ohio
Larue
Marion
Lincoln
Jackson
Owsley
Knott
Perry
Crittenden
Livingston
Hopkins
Muhlenberg
Grayson
Taylor
Hart
Green
Casey
Rockcastle
Clay
Leslie
Letcher
Ballard
McCracken
Caldwell
Lyon
Butler
Edmonson
Adair
Pulaski
Laurel
Marshall
Warren
Metcalfe
Russell
Knox
Harlan
Carlisle
Hickman
Graves
Trigg
Christian
Todd
Logan
Barren
Cumberland
Wayne
Clinton
Allen
Simpson
Monroe
McCreary
Whitley
Bell
Fulton
Calloway